UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Servotronics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0008177321

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001077-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 190,000

	8.	Shared Voting Power 162,088

	9.	Sole Dispositive Power 190,000

	10.	Shared Dispositive Power 162,088

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Servotronics, Inc. Common Stock
Item 2.	Identity and Background
(a)	Name: Harvey Houtkin
(b)	Residence or Business Address: 160 Summit Avenue, Montvale, NJ 07645
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Chief Executive Officer Domestic Securities, Inc. 160 Summit Avenue Montvale, NJ 07645 Registered securities broker/dealer
(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

Not applicable
(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

In June 2001 Mr. Houtkin entered into a consent agreement with the National Association of Securities Dealers, Inc. in connection with charges that, among other things, Mr. Houtkin violated Article III, Section 3 of the NASD By-Laws, NASD Rules 1031, 2110, 2210 and 9522 and Section 15B(6)(B)(ii) of the Securities Exchange Act of 1934 in connection with registration and communications with the public practices.  Mr. Houtkin was suspended in all capacities for 15 days and in a principal and supervisory capacity for 105 days and fined $50,000.

(f)	Citizenship. United States
Item 3.	Source and Amount of Funds or Other Consideration

PF (Personal Funds) except with respect to shares owned indirectly as a control person of Domestic Securities, Inc., a market maker in the issuer’s common stock, Rushmore Financial Services, Inc. and Attain Technology, Inc., in which cases the source of funds is WC (Working Capital).

Item 4.	Purpose of Transaction

The shares have been acquired for investment purposes except in the case of the shares indirectly owned through control of Domestic Securities, Inc., in which case the shares have been acquired both for investment purposes and for Domestic’s market making activity.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:
None
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:
None
	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries:
None
	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:
None

	(e)	Any material change in the present capitalization or dividend policy of the issuer:
		None
	(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

		None
	(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:
		None
	(h)

Causing a class of equity securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

		None
	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:
		None
	(j)	Any action similar to any of those enumerated above:
		None
Item 5.	Interest in Securities of the Issuer
(a)	State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1.
	352,088 shares; 14.1%
(b)	Number of shares as to which the person has:
	(a) Sole power to vote or to direct the vote	190,000
	(b) Shared power to vote or to direct the vote	162,088
	(c) Sole power to dispose or to direct the disposition of	190,000
	(d) Shared power to dispose or to direct the disposition of	162,088
	37,711 of such shares are owned by Mr. Houtkin’s wife, Sherry Houtkin. Mr. Houtkin disclaims beneficial ownership of all of the shares owned by his wife.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Domestic Securities, Inc. is a market maker in the issuer’s stock and as such purchases and sells the issuer’s securities at all times during market hours.
(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

Mr. Houtkin shares indirect beneficial ownership of 404 shares owned by Rushmore Financial Services, Inc., 200 shares owned by Attain Technology, Inc. and 42,499 shares owned by Domestic Securities, Inc. with the other indirect owner, director and officer of such companies.

(e)	If applicable, state the date of which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities that are pledged or otherwise subject to an contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004
Date
s/Harvey Houtkin
Signature
Harvey Houtkin
Name/Title